Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

ITEM 1

REPORTING ISSUER

Arris Resources Inc.

1250 West Hasting Street
Vancouver, British Columbia
V6E 2M4

Tel: (604) 687-0879

Fax: (604) 408-9301

ITEM 2

DATE OF MATERIAL CHANGE

July 31, 2007

ITEM 3

NEWS RELEASE

July 31, 2007

ITEM 4

SUMMARY OF MATERIAL CHANGE

Closing of US$262,500 Private Placement

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Pursuant to the private placement, the company issued a total of 5,250,000 units at a price of US$0.05 per unit. Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065.

The proceeds from the private placement will be used to increase working capital.  In connection with the sale of the units the company has paid a cash finders fee of $21,000.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7

OMITTED INFORMATION

N/A

ITEM 8

EXECUTIVE OFFICER

Curt Huber, President

Telephone: 604-685-2542

ITEM 9

DATE OF REPORT

Dated at Vancouver, B.C. this 31st day of July, 2007.

“Curt Huber”

_____________________

 Curt Huber, President